AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Pursuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2017
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
AUD 25 million Kangaroo due June 2026_Tap 8	Borrowing	4-Jan-17	11-Jan-17	2-Jun-26	AUD 25	Toronto Dominion
EUR 100 million Fixed Rate Callable EMTN	Borrowing	5-Jan-17	16-Jan-17	16-Jan-24	EUR 100	Societe Generale
NGN 9.75 billion Fixed Coupon Notes	Borrowing	9-Jan-17	17-Jan-17	17-Jan-22	USD 25	JP Morgan
RUB 3.5 billion Zero Coupon Notes	Borrowing	10-Jan-17	19-Jan-17	19-Jan-22	RUB 2,660.70	Nomura Inter. Plc.
GBP 250 million Global Notes	Borrowing	12-Jan-17	19-Jan-17	20-Dec-21	GBP 250	Barclays/HSBC/SCB
GBP 100 million Callable Fixed Rate Notes	Borrowing	13-Jan-17	23-Jan-17	1-Feb-20	GBP 100	Standard Chartered Bank
GBP Single-Callable Fixed Rate Note 4NC1	Borrowing	17-Jan-17	23-Jan-17	23-Jan-21	GBP 150	JP Morgan
EUR 1 billion Global Notes	Borrowing	17-Jan-17	24-Jan-17	24-Jan-24	EUR 1,000	Barclays/CACIB/Natwest/Natixis
AUD 50 million Kangaroo due July 2027	Borrowing	17-Jan-17	27-Jan-17	27-Jul-27	AUD 50	Mizuho Inter. Plc
JPY 1.0 billion Capped PRDC Notes	Borrowing	17-Jan-17	1-Feb-17	1-Feb-47	JPY 1,000	Daiwa Capital Markets
IDR 23 billion Fixed Rate Notes	Borrowing	18-Jan-17	9-Mar-17	10-Mar-21	IDR 23,000	HSBC
IDR 110 billion Fixed Coupon Notes	Borrowing	24-Jan-17	1-Mar-17	2-Mar-20	IDR 110,000	JP Morgan
USD 100 million Fixed Rate Notes	Borrowing	25-Jan-17	1-Feb-17	1-Feb-22	USD 100	Toronto Dominion
NGN 11 billion FX-Linked Zero Coupon Notes	Borrowing	25-Jan-17	8-Feb-17	8-Feb-22	USD 15	ICBC Standard Bank
AED 500 million Fixed Rate Notes	Borrowing	26-Jan-17	2-Feb-17	1-Aug-18	AED 500	Standard Chartered Bank
RUB 800 million Fixed Rate Notes	Borrowing	2-Feb-17	10-Feb-17	1-Feb-20	RUB 769.76	Daiwa Capital Markets
RUB 1.5 billion Fixed Rate Notes	Borrowing	2-Feb-17	10-Feb-17	1-Feb-27	RUB 789	Daiwa Capital Markets
BRL 5.5 million Fixed Rate Notes	Borrowing	2-Feb-17	15-Mar-17	16-Mar-21	BRL 5.50	HSBC
MXN 1.5 billion Zero Coupon Notes	Borrowing	2-Feb-17	16-Mar-17	9-Feb-32	MXN 517.50	JP Morgan
AUD 25 million Kangaroo Tap 1	Borrowing	3-Feb-17	10-Feb-17	27-Jul-27	AUD 25	Toronto Dominion
USD 16.81 million Deep Discount Notes	Borrowing	7-Feb-17	22-Feb-17	22-Feb-22	USD 9	ICBC Standard Bank
EUR 1.15 billion Tap 1	Borrowing	9-Feb-17	27-Feb-17	24-Jan-24	EUR 150	NATIXIS
RUB 65mm Fixed Rate Notes	Borrowing	13-Feb-17	16-Mar-17	17-Mar-20	RUB 65	HSBC
AUD 25 million Kangaroo Tap 2	Borrowing	14-Feb-17	21-Feb-17	27-Jul-27	AUD 25	Deutsche Bank
IDR 46 million Fixed Rate Notes	Borrowing	16-Feb-17	5-Apr-17	6-Apr-21	IDR 46	JP Morgan
JPY 100 million USDJPY linked PRDC Note	Borrowing	20-Feb-17	14-Mar-17	1-Feb-47	JPY 100	BNP Paribas
AUD 25 million Kangaroo Tap 3	Borrowing	22-Feb-17	1-Mar-17	27-Jul-27	AUD 25	ANZ
JPY 500 million Callable PRDC Note	Borrowing	28-Feb-17	21-Mar-17	1-Feb-37	JPY 500	Nomura Inter. Plc.
AUD 25 million Kangaroo Tap 4	Borrowing	1-Mar-17	8-Mar-17	27-Jul-27	AUD 25	Daiwa Capital Markets
ZAR 23 million Fixed Rate Notes	Borrowing	2-Mar-17	22-Mar-17	30-Mar-21	ZAR 23	BNP Paribas
JPY 300 million, Callable FX-Linked Notes	Borrowing	8-Mar-17	22-Mar-17	15-Mar-19	JPY 300	JP Morgan
USD 85.68 million Fixed Rate Note	Borrowing	28-Feb-17	21-Mar-17	1-Feb-37	USD 85.68	Wells Fargo Bank, N.A.
USD 23.5 million Fixed Rate Note	Borrowing	8-Mar-17	23-Mar-17	15-Aug-19	USD 23.5	Wells Fargo Bank, N.A.
USD 16.99 million Fixed Rate Note	Borrowing	8-Mar-17	22-Mar-17	1-Nov-19	USD 16.99	Wells Fargo Bank, N.A.
USD 54.21 million Fixed Rate Note	Borrowing	8-Mar-17	22-Mar-17	31-Jul-20	USD 54.21	Wells Fargo Bank, N.A.
USD 39.59 million Fixed Rate Note	Borrowing	8-Mar-17	21-Mar-17	1-Feb-37	USD 39.59	Wells Fargo Bank, N.A.
USD 38.65 million Fixed Rate Note	Borrowing	8-Mar-17	22-Mar-17	30-Jul-21	USD 38.65	Wells Fargo Bank, N.A.
USD 40.06 million Fixed Rate Note	Borrowing	8-Mar-17	22-Mar-17	1-Mar-22	USD 40.06	Wells Fargo Bank, N.A.
USD 39.72 million Fixed Rate Note	Borrowing	8-Mar-17	22-Mar-17	1-Aug-22	USD 39.72	Wells Fargo Bank, N.A.
USD 39.68 million Fixed Rate Note	Borrowing	8-Mar-17	22-Mar-17	1-Mar-23	USD 39.68	Wells Fargo Bank, N.A.
USD 38.44 million Fixed Rate Notes	Borrowing	8-Mar-17	22-Mar-17	1-Aug-23	USD 38.44	Wells Fargo Bank, N.A.
USD 2.5 billion Global Benchmark	Borrowing	9-Mar-17	16-Mar-17	16-Mar-20	USD 2,500	BAML, Daiwa, GS, J.P. Morgan, TD Sec
MXN 500 million - Zero Coupon Notes Tap 1	Borrowing	9-Mar-17	16-Mar-17	9-Feb-32	MXN 180	JP Morgan
USD 45.71 million Fixed Rate Note	Borrowing	8-Mar-17	22-Mar-17	13-Mar-20	USD 45.71	Wells Fargo Bank, N.A.
JPY 100 million Callable FX-Linked Notes	Borrowing	10-Mar-17	5-Apr-17	1-Feb-47	JPY 100	JP Morgan
MXN 20 million Fixed Rate Notes	Borrowing	13-Mar-17	20-Apr-17	21-Apr-21	MXN 20	BNP Paribas
NZD 1.5 million Fixed Rate Notes	Borrowing	13-Mar-17	20-Apr-17	21-Apr-21	NZD 1.50	BNP Paribas
IDR 13.5 billion Fixed Rate Notes	Borrowing	13-Mar-17	20-Apr-17	21-Apr-21	IDR 13,500	BNP Paribas
IDR 11 billion Fixed coupon Notes	Borrowing	14-Mar-17	5-Apr-17	6-Apr-21	IDR 11,000	JP Morgan
IDR 35 billion Fixed Rate Notes	Borrowing	16-Mar-17	12-May-17	17-May-21	IDR 35,000	JP Morgan
ZAR 170 million Fixed Rate Deep Discount Notes	Borrowing	23-Mar-17	5-Apr-17	05-Apr-47	ZAR 28.22	JP Morgan

ECP transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ECP	Commercial Paper	10-Jan-17	12-Jan-17	13-Feb-17	USD 50	ING

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
JPY 1 billion PRDC not callable	11-Jul-01	30-Jul-01	31-Mar-17	JPY 1,000
JPY 4.6 billion PRDC not callable	24-Jan-02	30-Jan-02	30-Jan-17	JPY 4,600
BRL 22 Million Uridashi	7-Jan-11	17-Feb-11	17-Feb-17	BRL 22
US$1.7bn Global Bond due March 2017	11-Jan-12	19-Jan-12	15-Mar-17	USD 1,700
TRY 13 million Discount Note Uridashi	20-Jan-12	23-Feb-12	24-Feb-17	TRY 13
USD 150 million Floating Rate Notes	2-Feb-12	9-Feb-12	9-Feb-17	USD 150
BRL 2.8 million Fixed Rate Deep Discount Uridashi	17-Feb-12	28-Mar-12	29-Mar-17	BRL 2.8
ZAR 22.6 million Fixed Rate Deep Discount Uridashi	20-Feb-12	28-Mar-12	29-Mar-17	ZAR 22.6
IDR 150 billion fixed rate	20-Feb-14	6-Mar-14	6-Mar-17	IDR 150,000
NGN 1,600 million Currency Linked Note	6-Mar-14	17-Mar-14	17-Mar-17	NGN 1,600

Matured ECP transactions

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
ECP	10-Jan-17	12-Jan-17	13-Feb-17	USD 50

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

The Bank did not redeem any callable bonds during the Quarter.

2. Attached hereto please find a soft copy of the Bank's quarterly financial statements for the period ending 31 March 2017.

3. With regard to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer